FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

December 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Li Xiao

Angela Connell

Re:	Allogene Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-38693

Dear Li Xiao and Angela Connell:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2023 with respect to the above-referenced filing of Allogene Therapeutics, Inc. (“Allogene,” the “Company,” “our,” “us” or “we”). For your convenience, we have repeated the Staff’s comments before the Company’s responses below.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 85

1.

We note you reported significant research and development expenses and that you have multiple programs/product candidates in varying stages of development and clinical testing, and note that you expect your research and development expenses to increase. Please confirm that you will revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program, internal versus external, as well as by the nature of the expenses. For example, in discussing the specific reasons for significant changes in research and development expenses, quantify the change by each product candidate for which significant investments were made during the periods. Refer to Item 303(b) of Regulation S-K. To the extent that you do not track expenses by product candidate, please disclose as such.

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

We acknowledge the Staff’s comment and confirm that in future filings, starting with our Annual Report on Form 10-K for the year ending December 31, 2023, we will provide more details about our research and development (“R&D”) expenses for each period presented, including but not limited to internal versus external expenses as well as the nature of the expenses. We do not track total R&D expenses by program or product candidate because these costs do not necessarily correlate to the overall R&D efforts attributable to such program or product candidate and these costs can vary significantly from period to period. We manage our R&D efforts on a dynamic basis in response to scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential and probability of success. For so long as we continue not to track total R&D expenses by program or product candidate, we will disclose that fact in our future filings with the SEC.

Notes to Consolidated Financial Statements

6. Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited, page 111

2.	Please address the following as it relates to your Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited (Allogene Overland):

•

Provide your analysis under ASC 606 supporting your determination that the transaction price should not include the fair value of the Seed Preferred Shares received from Allogene Overland, representing a 49% ownership interest. As part of your response, address your consideration of Article 8.1 of the License Agreement, which specifically states that upfront consideration for the license included both the $40 million non-refundable payment and the Seed Preferred Shares representing 49% of Allogene Overland.

•	Tell us and revise your future filings to disclose the amount of the transaction price allocated to each performance obligation.

•	Provide your analysis under ASC 323 supporting the initial measurement of your investment in Allogene Overland at zero. Address the following as part of your response:

•	Explain your consideration of ASC 323-10-30-2 in determining the applicability of ASC 610-20 and whether the license transferred should be measured based on its fair value.

•

Explain whether you identified a basis difference between your initial investment in Allogene Overland and your proportionate share of the underlying net assets in Allogene Overland and your accounting treatment for any such basis difference.

•

Provide your analysis under ASC 810 supporting your determination that you are not the primary beneficiary of Allogene Overland. As part of your response, identify the activities of Allogene Overland that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest. To the extent that the power is shared among the variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.

•

Please confirm with us that in future filings you will expand to provide all the required disclosures under ASC 810-10-50 Disclosure – Variable Interest Entities, including but not limited to those required for nonprimary beneficiary holder of a variable interest in a VIE under 50-4, as well as other disclosures needed to fulfill the principal objectives under 50-2AA.

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

We acknowledge the Staff’s comment and would like to provide some additional analysis below to clarify our accounting position. We confirm that in future filings, starting with our Annual Report on Form 10-K for the year ending December 31, 2023, we will make the additional disclosures requested by the Staff.

Overview of the arrangements

[***]

[***]

On December 14, 2020, the Company and Overland Pharmaceuticals (CY) Inc. (“Overland”) formed the joint venture company (“Joint Venture”), Allogene Overland Biopharm (“Allogene Overland”), to focus on the development, manufacturing and commercialization of allogeneic CAR T cell therapies for patients in greater China, Taiwan, South Korea and Singapore (the “JV Territory”). As part of the formation of the Joint Venture, the Company entered into a Share Purchase Agreement (“SPA”) and a Shareholders’ Agreement with Allogene Overland and Overland, and an Exclusive License Agreement with Allogene Overland (“License Agreement”) (the SPA, Shareholders’ Agreement, and License Agreement are collectively referred to as the “Agreements”). To further facilitate development of the licensed products in the JV Territory, Allogene Overland assigned the License Agreement to a wholly owned subsidiary, Allogene Overland BioPharm (HK) Limited, which then assigned the License Agreement to wholly owned subsidiary Allogene Overland Biopharm (PRC) Co., Limited.

Pursuant to the SPA, the Company acquired Seed Preferred Shares in Allogene Overland representing 49% of Allogene Overland’s outstanding stock as partial consideration for the License Agreement, and Overland acquired Seed Preferred Shares representing 51% of Allogene Overland’s outstanding stock for $117.0 million payable as follows: since inception through December 31, 2022, $[***] was paid upfront and $[***] was paid quarterly consistent with the anticipated cash needs to support clinical development and future commercialization cell therapies in the JV Territory. As of December 31, 2022, the Company and Overland were the sole equity holders in Allogene Overland. Pursuant to the Agreements, the Company received an upfront cash payment of $40 million, is eligible to receive up to an additional $40 million in total development milestones based on regulatory approvals, low to mid single-digit royalties on net sales in the JV Territory, subject to reductions in specified circumstances, and equity ownership in Allogene Overland. The Company’s initial 49% equity ownership1 in Allogene Overland is in substance a right to receive payments based on a percentage of net profit from commercial sales if and when the CAR T cell therapies are successful in clinical development, approved by regulators and commercially successful in the JV Territory.

[1]

The Company is not obligated to provide additional capital to Allogene Overland. Therefore, the Company’s equity ownership in Allogene Overland will be significantly lower prior to the time at which commercial sales occur due to anticipated dilution when additional capital is needed to fund future clinical development.

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

In assessing the accounting, the Company concluded it is appropriate to reflect the economic substance rather than the form of the arrangement. The substance of the arrangement is a licensing of the Company’s intellectual property and the rights to develop, manufacture and commercialize certain clinical-stage allogeneic CAR T cell therapies in the JV Territory in exchange for upfront fees, milestone payments based on achievement of regulatory approval, payments based on a percentage of commercial sales and payments based on a percentage of net profits from commercial sales.

Accounting Analysis

As the Company acquired the Seed Preferred Shares in Allogene Overland, the Company first applied the ASC 810, Consolidation guidance to assess whether it has a controlling financial interest in Allogene Overland. The Company concluded that Allogene Overland is a Variable Interest Entity (“VIE”). Because the Company does not have the power to direct the activities that most significantly affect the economic performance of Allogene Overland, the Company is not the primary beneficiary of Allogene Overland and should not consolidate the entity.

Analysis of the primary beneficiary in the Allogene Overland

The Company respectfully advises the Staff that it considered ASC 810. ASC 810-10-25-38A states in relevant part: “a party is deemed to be the primary beneficiary of a variable interest entity (and therefore consolidate the VIE) if it has both of the following characteristics of a controlling financial interests in a VIE:

•	The power to direct the activities that most significantly affect the VIE’s economic performance.

•	The obligation to absorb losses or the right to receive residual returns of the VIE that could potentially be significant to the VIE.”

The Company concluded that it does not have unilateral control over any of the significant decisions which affect the economics of the entity after it identified the following activities that most significantly affect the VIE’s economic performance:

1.	[***]

2.	[***]

3.	[***]

4.	[***] and

5.	Decisions that affect research and development to reach commercialization or decisions that affect the collaboration plan.

Other than #5, which such decisions are controlled by both Allogene Overland’s Board of Directors and the Joint Steering Committee (“JSC”), all significant decisions require approval by Allogene Overland’s Board of Directors, which is comprised of two representatives from the Company, two representatives from Overland, and one representative from Allogene Overland (its Chief Executive Officer). Further, Allogene and Overland jointly have the right to [***], subject to approval by the Board of Directors of Allogene Overland. Notably, the Board of Directors has an odd number of Directors, and as such, a deadlock from Allogene is not possible.

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

The JSC holds decision-making power related to decisions that affect research and development activities, such as the overall strategy for development, manufacturing, and commercialization of licensed products. The JSC is composed of an equal number of representatives from Allogene and Allogene Overland. As such, the Company does not have sole control over significant decisions affecting the development and commercialization of Allogene Overland’s products.

In addition, any claim, dispute, or controversy as to the breach, enforcement, interpretation, or validity of Agreements are referred to the Chief Executive Officers of the disputing parties (or designees) for attempted resolution. If the dispute is not resolved at the Chief Executive Officer level, upon written request of any disputing party, the dispute will be subject to arbitration before a panel of three neutral experts with relevant industry experience. As such, the Company does not have override power in the case of a dispute.

Therefore, the Company does not have the power to direct the activities that most significantly affect the economic performance of Allogene Overland and is not the primary beneficiary of Allogene Overland.

Accounting for investment in the Seed Preferred Shares

The Company applied the recognition and measurement guidance in ASC 808 and ASC 606 because the License Agreement has aspects of a collaboration and customer-vendor relationship. As noted below in the analysis for accounting for the License Agreement in accordance with ASC 808 and ASC 606, the Company’s equity ownership in Allogene Overland is in substance a right to receive payments based on a percentage of net profit from commercial sales if and when the licensed CAR T products are successfully developed and commercialized. In determining the transaction price and revenues to be recognized, the value of such rights is subject to constraint and excluded from the transaction price in accordance with ASC 606-10-55-65, which requires revenues to be recognized when the subsequent commercial sale of licensed CAR T products occurs. Therefore, consistent with principles of ASC 606-10-55-65, the fair value2 of the equity interest was not recognized on the balance sheet and the corresponding additional revenues were not recorded upon grant of the license and transfer of related intellectual property. Therefore, the Company’s investment in Allogene Overland was reflected in the financial statements at $0.

The Company respectfully advises the Staff, it concluded the measurement guidance in ASC 323-10-30-2 and ASC 610-20 are not applicable because, as discussed in the prior paragraph, the License Agreement has aspects of a collaboration and customer-vendor relationship and the Company applied ASC 606. The Company respectfully advises the Staff the negative basis difference between the recorded amount for the shares in Allogene Overland in the Company’s financial statements and proportionate share of net assets of Allogene Overland comprised of cash would be tracked in the “memo” accounts.

[2]

The Company advises the Staff that the estimated fair value of the equity interest, using net present value of future cash flows approach, on the date of transaction was de minimis due to the following factors: successful clinical development and commercialization of phase 1 clinical drug is subject to significant risks and will take years to advance to regulatory approval; and the Company’s 49% share in Allogene Overland is expected to be significantly diluted during this period as Allogene Overland will require significant additional funds to continue development. Notably, the Company does not have any funding obligations pursuant to the SPA and Shareholders’ Agreement. Further, there is significant inherent uncertainty related to the results of the clinical trials, as no allogeneic CAR T products have received regulatory approval, in or out of the JV Territory. In the event there is adverse clinical or commercial development, the programs may be delayed and/or development efforts may be discontinued with respect to the corresponding licensed product(s).

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

Accounting for License Agreement

The License Agreement is within the scope of ASC 808, Collaborative Arrangements, as the Company is actively participating in joint development and commercialization of the licensed CAR T products and is exposed to the risks and rewards that depend on commercial success of those products. The Company concluded that the License Agreement has a vendor-customer aspect with respect to a license of intellectual property, transfer of know-how and related support. In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. The Company constrains the estimated variable consideration as it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur in future periods. Milestone fees were fully constrained and not included in the transaction price due to the uncertainties of research and development. Payments based on fixed percentage of commercial sales and the Company’s equity ownership in Allogene Overland, which in substance represents a right to receive payments based on a percentage of net profit from commercial sales if and when the CAR T cell therapies are successful, were fully constrained and excluded from the transaction price in accordance with ASC 606-10-55-65. The Company determined that the initial transaction price consists of the upfront payment of $40.0 million.

Allocation of the transaction price to each performance obligation

The Company allocated the $40.0 million initial transaction price to four performance obligations, as follows: (1) $38.3 million to the license of intellectual property and related know-how, (2) $0.5 million to the manufacturing license, related know-how and support, (3) $1.0 million to continuing obligation to provide future know-how, and (4) $0.2 million to participation in the joint steering committee.

The Company acknowledges the Staff’s request for expanded disclosure and will accordingly expand its disclosures in its Annual Report on Form 10-K for the year ending December 31, 2023 as follows (please refer to underlined sentences responsive to the Staff’s comment):

“Note 6. License and Collaboration Agreements

Joint Venture and License Agreement with Allogene Overland Biopharm (CY) Limited

On December 14, 2020, the Company entered into a License Agreement with Allogene Overland Biopharm (CY) Limited (Allogene Overland), a joint venture established by the Company and Overland Pharmaceuticals (CY) Inc. (Overland), pursuant to a Share Purchase Agreement, dated December 14, 2020, for the purpose of developing, manufacturing and commercializing certain allogeneic CAR T cell therapies for patients in greater China, Taiwan, South Korea and Singapore (the JV Territory).

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

Pursuant to the Share Purchase Agreement, the Company acquired Seed Preferred Shares in Allogene Overland representing 49% of Allogene Overland’s outstanding stock as partial consideration for the License Agreement, and Overland acquired Seed Preferred Shares representing 51% of Allogene Overland’s outstanding stock for $117.0 million in upfront and certain quarterly cash payments, to support operations of Allogene Overland. As of December 31, 2022, the Company and Overland are the sole equity holders in Allogene Overland. The Company received $40 million from Allogene Overland as partial consideration for the License Agreement.

Pursuant to the License Agreement, the Company granted Allogene Overland an exclusive license to develop, manufacture and commercialize certain allogeneic CAR T cell candidates directed at four targets, BCMA, CD70, FLT3, and DLL3, in the JV Territory. As consideration, the Company would also be entitled to additional regulatory milestone payments of up to $40.0 million and, subject to certain conditions, tiered low-to-mid single-digit sales royalties. Subsequent to entering into the License Agreement, Allogene Overland assigned the License Agreement to a wholly-owned subsidiary, Allogene Overland BioPharm (HK) Limited. On April 1, 2022, Allogene Overland HK assigned the License Agreement to Allogene to a wholly owned subsidiary Overland Biopharm (PRC) Co., Limited.

Promises that the Company concluded were distinct performance obligations in the License Agreement included: (1) the license of intellectual property and delivery of know-how, (2) the manufacturing license, related know-how and support, (3) if and when available know-how developed in future periods, and (4) participation in the joint steering committee.

In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Fixed consideration exists in the form of the upfront payment. Regulatory milestones, royalties, and Seed Preferred Shares were accounted for as a right to receive payment based on a percentage of net profit from commercial sales were considered variable consideration. The Company constrains the estimated variable consideration as it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur in future periods. Milestone fees were constrained and not included in the transaction price due to the uncertainties of research and development. Royalties which are payments based on fixed percentage of sales and the Seed Preferred Shares which are accounted for as a right to receive payment based on a percentage of net profit from sales were excluded from the initial transaction price. The Company re-evaluates the transaction price, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. ~~The shares of Series Seed Preferred Stock were accounted for as part of the Company’s joint venture and equity method accounting upon formation of the joint venture, and as such, were excluded from the transaction pric~~e. The Company determined that the initial transaction price consists of the upfront payment of $40.0 million. The allocation of the transaction price is performed based on standalone selling prices, which are based on estimated amounts that the Company would charge for a performance obligation if it were sold separately. The initial transaction price of $40.0 million was allocated as follows: (i) $38.3 million to the license of intellectual property and delivery of know-how will be recognized upon grant of license and delivery of know-how; (ii) $0.5 million to the manufacturing license and related know-how will be recognized over time as the services are delivered; (iii) $1.0 million to if and when available know-how developed in future periods will be recognized over time as the services are delivered, and (iv) $0.2 million to participation in the joint steering committee, will be recognized over time as the services are delivered. Funds received in advance are recorded as deferred revenue and will be recognized as the performance obligations are satisfied.

FOIA Confidential Treatment requested by Allogene Therapeutics, Inc. pursuant to 17

C.F.R. § 200.83. Certain confidential information identified by “[***]” has been omitted.

The Company has determined that Allogene Overland is a variable interest entity as of December 31, 2023 and 2022, respectively. The Company does not have the power to independently direct the activities which most significantly affect Allogene Overland’s economic performance. Accordingly, for the years ended December 31, 2023 and 2022, the Company did not consolidate Allogene Overland because the Company determined that it was not the primary beneficiary. At December 31, 2023 and 2022, the carrying amount of Seed Preferred Shares in Allogene Overland is zero. There is no exposure to loss as a result of the Company involvement with Allogene Overland. The Company has not provided any guarantees or obligated to provide funds to Allogene Overland.

For the years ended December 31, 2023, 2022, and 2021, the Company recognized $[•] million, $0.2 million, and $38.5 million, respectively, of collaboration revenue, primarily related to the delivery of a performance obligation consisting of a license of intellectual property and related know-how which was delivered in the first quarter of 2021.”

* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Charles J. Bair at (858) 550-6142 or cbair@cooley.com or Asa M. Henin at (858) 550-6104 or ahenin@cooley.com of Cooley LLP.

Sincerely,

Allogene Therapeutics, Inc.

By:	/s/ David Chang
David Chang
President and Chief Executive Officer

Cc:	Geoffrey Parker
Chief Financial Officer
Allogene Therapeutics, Inc.

Charles J. Bair
Cooley LLP

Asa M. Henin
Cooley LLP